# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bolt Projects Holdings, Inc., CIK 0001841125
CUSIP: 09769B206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2261 Market Street, Suite 5447, San Francisco, California (CA), 94114
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-092437
Filed by CIK 0001433196

## Reporting persons
- Foundation Capital VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 114,242; sole dispositive power 0; shared dispositive power 114,242; aggregate amount beneficially owned 114,242 (3.1% of the class)
- Foundation Capital VI Principals Fund, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,277; sole dispositive power 0; shared dispositive power 1,277; aggregate amount beneficially owned 1,277 (0% of the class)
- Foundation Capital Management Co. VI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 115,519; sole dispositive power 0; shared dispositive power 115,519; aggregate amount beneficially owned 115,519 (3.1% of the class)

## Item 1. Issuer
Name of issuer: Bolt Projects Holdings, Inc.
Address of issuer's principal executive offices: 2261 Market Street, Suite 5447, San Francisco, CA, 94114.

## Item 2. Person Filing
Name of person filing:
Foundation Capital VI, L.P. ("FC6")
Foundation Capital VI Principals Fund, L.L.C. ("FC6P")
Foundation Capital Management Co. VI, L.L.C. ("FCM6")
Address of principal business office or, if none, residence:
c/o Foundation Capital
550 High Street, 3rd Floor
Palo Alto, CA 94301
Citizenship:
FC6 Delaware
FC6P Delaware
FCM6 Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities includes (i) 114,242 shares of common stock directly held by FC6 and (ii) 1,277 shares of common stock directly held by FC6P. FCM6 is the general partner of FC6 and the manager of FC6P and may be deemed to beneficially own the shares held by each of FC6 and FC6P.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentages of the common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 3,706,197 shares of common stock outstanding as of September 22, 2025, as reported in the Issuer's final prospectus dated September 30, 2025 filed with the Securities and Exchange Commission (the "SEC") on September 30, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G filed with the SEC on August 23, 2024).

## Signatures
- Foundation Capital VI, L.P.: /s/ Warren M. Weiss, By Foundation Capital Management Co. VI, L.L.C., its General Partner, By Warren M. Weiss, Managing Member (11/14/2025)
- Foundation Capital VI Principals Fund, L.L.C.: /s/ Warren M. Weiss, By Foundation Capital Management Co. VI, L.L.C., its Manager, By Warren M. Weiss, Managing Member (11/14/2025)
- Foundation Capital Management Co. VI, L.L.C.: /s/ Warren M. Weiss, By Warren M. Weiss, Managing Member (11/14/2025)